Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated December 4, 2002, in the Registration Statement on Form S-1 and the related market-making prospectus of IPC Acquisition Corp. for the registration of $150 million in aggregate principal amount of 11.50% Senior Subordinated Notes due 2009.

/s/ ERNST & YOUNG LLP

MetroPark, New Jersey
February 13, 2003